SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: January 11, 2011

BONSO ELECTRONICS
INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No X

TABLE OF CONTENTS
REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2010 ON FORM 6-K

Page
Consolidated Financial Statements

Unaudited Consolidated Balance Sheet as of September 30, 2010 and
Audited Consolidated Balance Sheet as of March 31, 2010	3

Unaudited Consolidated Statements of Income and
Comprehensive Income for the Six-Month Periods
Ended September 30, 2010 and 2009	5

Management’s Discussion and Analysis of Financial Condition
and Results of Operations	6

Liquidity and Capital Resources	8

Stock Repurchase Program	8

Signature	9

Exhibits	9

99.1  Press Release Disclosing Six Months Result dated January 10, 2011.

Consolidated Balance Sheets
(Expressed in United States Dollars)

	September 30	March 31
	2010	2010
	$	$
	(unaudited)	(audited)
Assets

Current assets
Cash and cash equivalents	6,593,522	8,085,405
Trade receivables, net	3,800,641	1,323,655
Inventories	6,986,882	4,989,958
Income tax recoverable	2,252,722	1,569,332
Other receivables, deposits and prepayments	1,617,517	1,359,065
Current assets of discontinued operations	199,893	199,892

Total current assets	21,451,177	17,527,307

Deferred income tax assets	-	-
Goodwill	-	-

Brand name and other intangible assets, net	3,433,316	3,854,610

Property, plant and equipment
Buildings	9,707,764	9,601,738
Construction-in-progress	736,437	475,931
Plant and machinery	20,433,209	20,037,455
Furniture, fixtures and equipment	3,371,943	3,287,852
Motor vehicles	450,770	448,212

	34,700,123	33,851,188
Less: accumulated depreciation and impairment	(32,136,526)	(31,544,302)

Property, plant and equipment, net	2,563,597	2,306,886

Total assets	27,448,090	23,688,803
Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts – secured	-	68,580
Notes payable	1,888,570	2,094,532
Accounts payable	6,152,528	2,633,187
Accrued charges and deposits	2,075,400	1,934,265
Income tax liabilities	24,423	6,888
Current portion of capital lease obligations	-	51,971
Current liabilities of discontinued operations	1,097,723	1,097,723

Total current liabilities	11,238,644	7,887,146

Income tax liabilities	2,595,135	2,595,135
Deferred income tax liabilities	19,069	19,069

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2009 and 2010 - 5,577,639, outstanding shares: 2009 and 2010 – 5,246,903 shares	16,729	16,729
Additional paid-in capital	21,764,788	21,764,788
Treasury stock at cost: 2009 and 2010 - 330,736 shares	(1,462,325)	(1,462,325)
Accumulated deficit	(9,102,898)	(9,371,913)
Accumulated other comprehensive income	2,378,948	2,240,174
	13,595,242	13,187,453

Total liabilities and stockholders’ equity	27,448,090	23,688,803

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars)

	Six months ended September 30,
	2010	2009
	$	$
	(unaudited)	(unaudited)

Net sales	16,493,819	14,877,470
Cost of sales	(13,831,935)	(12,975,746)

Gross profit	2,661,884	1,901,724

Selling expenses	(327,940)	(337,582)
Salaries and related costs	(1,123,444)	(1,237,752)
Research and development expenses	(244,697)	(255,449)
Administration and general expenses	(834,154)	(820,785)

Income / (loss) from operations	131,649	(749,844)
Interest income	2,949	97,461
Interest expenses	(32,847)	(35,615)
Foreign exchange loss	(46,127)	(50,847)
Other income	213,390	72,934

Gain / (loss) from continuing operations	269,014	(665,911)
Loss from discontinued operations, net of tax	-	(307,577)

Net income / (loss)	269,014	(973,488)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	138,774	(429,661)

Comprehensive loss	407,788	(1,403,149)

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

- basic and diluted
-Continuing operations	0.05	(0.13)
-Discontinued operations	0.00	(0.06)

	0.05	(0.19)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers, Original Brand Manufacturers and Original Design Manufacturers.

During the six-month period ended September 30, 2010, our net sales increased approximately $1.6 million, or 10.9% as compared to the six-month period ended September 30, 2009.  The primary reason for the increase in net sales was the increased demand for our electronic scale products during the period.  Also, as we continued to turn down orders for telecommunication products with lower profit margins, we achieved an overall higher gross profit margin from our products.  As a result, during the six-month period ended September 30, 2010, we recognized a net gain of $0.27 million as compared to a net loss of $0.97 million during the six-month period ended September 30, 2009.

On March 31, 2009, the Company’s German subsidiary, Korona Haushaltswaren GmbH & Co. KG (“Korona”), sold its assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party.  Korona has had no operations since April 1, 2009 and is now in the liquidation process.

Korona is reflected in this Form 6-K as discontinued operations.

On January 10, 2011, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2010.  A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2010 Compared to the Six-Month Period Ended September 30, 2009

Net Sales.  During the six-month period ended September 30, 2010, our sales increased 10.9% or approximately $1,617,000 from approximately $14,877,000 for the six-month period ended September 30, 2009 to approximately $16,494,000. The increased sales were primarily the result of an increase in demand for our electronic scale products. Sales from our telecommunications products decreased by 30.8% or approximately $610,000 from approximately $1,979,000 for the six-month period ended September 30, 2009 to approximately $1,369,000 for the six-month period ended September 30, 2010.  Sales from our electronic scale products increased by 17.3% or approximately $2,227,000 from approximately $12,898,000 during the six-month period ended September 30, 2009 to approximately $15,125,000 during the six-month period ended September 30, 2010.

Cost of Sales.  During the six-month period ended September 30, 2010, cost of sales increased to approximately $13,832,000 from approximately $12,976,000 during the six-month period ended September 30, 2009, an increase of approximately $856,000 or 6.6%.  As a percentage of sales, the cost of sales decreased from 87.2% to 83.9%.

Gross Margin. As a result, gross margin as a percentage of revenue increased to 16.1% during the six-month period ended September 30, 2010 as compared to 12.8% during the same period in the prior year.

Selling Expenses.  Selling expenses decreased by 2.9% or approximately $10,000 from approximately $338,000 for the six-month period ended September 30, 2009 to approximately $328,000 for the six-month period ended September 30, 2010. The decrease was primarily the result of decreased shipping cost related to using less-than-container load (LCL) shipments as compared to full containers for shipping telecommunication products due to reduced orders for telecommunication products. As a percentage of sales, selling expenses decreased from 2.3% to 2.0%.

Salaries And Related Costs.  Salaries and related costs decreased by 9.2% or approximately $115,000 from approximately $1,238,000 for the six-month period ended September 30, 2009 to approximately $1,123,000 for the six-month period ended September 30, 2010. This decrease was a result of the reduction in employees in our telecommunication manufacturing operations because of the Company’s actions to decrease orders for lower margin telecommunication products.

Research And Development Expenses.  Research and development expenses decreased by 4.2% or approximately $10,000 from approximately $255,000 for the six-month period ended September 30, 2009 to approximately $245,000 for the six-month period ended September 30, 2010. The decrease was primarily due to the reduction in engineers and resources required for the telecommunication manufacturing operations because of the Company’s actions in decreasing low margin orders.

Administration And General Expenses.  Administration and general expenses increased by 1.6% or approximately $13,000 from approximately $821,000 for the six-month period ended September 30, 2009 to approximately $834,000 for the six-month period ended September 30, 2010. As a percentage of sales, administration and general expenses decreased from 5.5% to 5.1%.  The increase in administration and general expenses was primarily the result of upgrading of the Company’s computer system, web page and email server.

Income / (Loss) From Operations.  As a result of the above changes, income from operations was approximately $132,000 for the six-month period ended September 30, 2010, compared to loss from operations of approximately $750,000 for the six-month period ended September 30, 2009, an increase of approximately $882,000.

Interest Income. Interest income decreased by 97.0% from approximately $97,000 for the six-month period ended September 30, 2009 to approximately $3,000 for the six-month period ended September 30, 2010. This decrease was primarily the result of fewer deposits together with a decrease in interest rates for the six-month period ended September 30, 2010.  Also, there was an extra interest gained of approximately $59,000 from an investment that matured during the six-month period ended September 30, 2009, but there was no such investment gain during the six-month period ended September 30, 2010.

Other Income.  Other income increased 192.6% or approximately $140,000 from approximately $73,000 for the six-month period ended September 30, 2009 to approximately $213,000 for the six-month period ended September 30, 2010. The increase was primarily due to the extra ordinary income including a gain of approximately $41,000 on the disposal of  5 taxis licenses and a gain from disposal of an investment property during the six-month period ending September 30, 2010.

Interest Expenses.  Interest expenses decreased 7.8% from approximately $36,000 for the six-month period ended September 30, 2009 to approximately $33,000 for the six-month period ended September 30, 2010. The decrease of interest expenses was the result of the decreased utilization of the Company’s banking facilities.

Foreign Exchange Loss.  Foreign exchange loss decreased 9.3% or approximately $5,000 from a loss of approximately $51,000 for the six-month period ended September 30, 2009 to a loss of approximately $46,000 for the six-month period ended September 30, 2010. The decreased loss was primarily attributable to the reduced movement of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2010.

Loss From Discontinued Operations, Net of Tax.  Loss from discontinued operations was approximately $308,000 during the six-month period ended September 30, 2009 due to the sale of Korona’s assets.  There was no loss from discontinued operations during the six-month period ended September 30, 2010.

Net Income / (Loss).  As a result of the above changes, net income increased from a loss of approximately $973,000 for the six-month period ended September 30, 2009 to a net income of approximately $269,000 for the six-month period ended September 30, 2010, an increase in net income of approximately $1,242,000.

Liquidity and Capital Resources

           We have financed our growth and cash needs to date primarily from internally generated funds and bank debt.  We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity.  Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

As of September 30, 2010 we had $6,593,522 in cash and cash equivalents as compared to $8,085,405 as of March 31, 2010.  Working capital at September 30, 2010 was $10,212,533 compared to $9,640,161 at March 31, 2010.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the foreseeable future.

Construction of Manufacturing Facility

In 2006, Bonso acquired approximately 133,500 square meters of land in Xinxing, in the western part of Guangdong province, approximately a 3 hour drive from our existing factory in Shenzhen, in order to develop a new manufacturing facility.  The construction of the first phase of the factory started in July 2009 and we expect the construction of the first phase to be complete in 2011.  We expect the new factory to boost our total production capacity, and we believe we will reduce our labor costs and overhead with this new factory as it is located in a rural area in Guangdong province.

Stock Repurchase Program

On September 19, 2007, the Company's Board of Directors authorized a new program (the “New Share Repurchase Program”) for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time.  During the six-month periods ended September 30, 2009 and 2010, the Company has not purchased any shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program.  The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 330,736 shares valued at $1,462,325.  This authorization to repurchase shares under the New Share Repurchase Program increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,537,675.

Exhibits

99.1            Press Release dated January 10, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: January 11, 2011	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary